Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ASCENTAGE PHARMA GROUP INTERNATIONAL

亞盛醫藥集團

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6855)

VOLUNTARY ANNOUNCEMENT

ASCENTAGE PHARMA TO PRESENT DATA FROM MULTIPLE TRIALS, INCLUDING AN ORAL PRESENTATION OF APG-5918,

AT ASH ANNUAL MEETING 2026

Ascentage Pharma Group International (the “Company” or “Ascentage Pharma”) is pleased to announce that multiple clinical and preclinical studies have been selected at the 68th American Society of Hematology (ASH) Annual Meeting, involving four of the Company’s proprietary innovative drug candidates, namely olverembatinib (HQP1351), the first third-generation BCR-ABL inhibitor approved in China, lisaftoclax (APG-2575), a potentially best-in-class Bcl-2 inhibitor approved in China, APG-5918, a PRC2/EED inhibitor, and APG-3288, a BTK protein degrader. These new data presentations highlight the Company’s global innovation capabilities in hematologic malignancies. Notably, APG-5918 was selected for an oral presentation upon the first disclosure of its clinical data.

The ASH Annual Meeting is one of the largest gatherings of the international hematology community, aggregating the latest scientific research on the pathogenesis and clinical treatment of hematologic diseases. The 68th ASH Annual Meeting will take place from December 12, 2026 to December 15, 2026, local time, both online and in-person in New Orleans, Louisiana, USA.

Clinical data on the efficacy and safety of APG-5918 in the treatment of patients with relapsed/ refractory T-cell lymphoma (R/R TCL) will be disclosed for the first time as an oral presentation. R/R TCL is highly heterogeneous and is often resistant to currently available chemotherapy as well as targeted therapies. With limited treatment options, TCL remains an area of substantial unmet medical need. As a novel embryonic ectoderm development (EED) inhibitor, investigational agent, APG-5918 demonstrated encouraging antitumor activity and a manageable safety profile in early-phase clinical studies, providing a potentially new epigenetic-targeted treatment strategy.

Concurrently, Ascentage Pharma will present data from multiple studies of combination therapy of olverembatinib as well as lisaftoclax, spanning the spectrum of myeloid and lymphoid diseases, across adult and pediatric populations, including in both frontline and relapsed settings. In patients with relapsed/refractory acute myeloid leukemia (R/R AML) previously treated with venetoclax, a lisaftoclax and olverembatinib-based triplet regimen has demonstrated encouraging efficacy. In acute lymphoblastic leukemia (ALL), a chemotherapy-free regimen of olverembatinib combined with lisaftoclax for pediatric relapsed/refractory (R/R) Philadelphia chromosome-positive (Ph+ ALL) showed deep remission and demonstrated central nervous system penetrant capability. For newly diagnosed pediatric Ph+ ALL, olverembatinib-based combination regimens also achieved high disease remission rates. In addition, updated data on chemotherapy-free olverembatinib-based combination regimens in chronic myeloid leukemia in lymphoid blast phase (CML-LBP) and Ph+ B-cell precursor ALL further support the potential clinical utility of novel chemotherapy-free strategies in refractory lymphoid hematologic malignancies.

In addition, findings on the therapeutic activity of lisaftoclax combined with olverembatinib or APG-5918 in preclinical models of diffuse large B-cell lymphoma (DLBCL) will also be presented by the Company.

Overview of Key Ascentage Pharma Studies at ASH 2026:

Drug Candidates	Abstract Title	Abstract #
Oral Presentation
APG-5918	Promising results from first-in-human phase 1 study of APG-5918, an embryonic ectoderm development (EED) inhibitor, for the treatment of patients with relapsed/ refractory T-cell lymphoma (R/R TCL)	#513
Poster Presentation
Olverembatinib HQP1351	Results of third-generation tyrosine kinase inhibitor olverembatinib combined with blinatumomab in patients with advanced Philadelphia chromosome-positive B-cell precursor acute lymphoblastic leukemia (Ph+ BCP ALL) and chronic myeloid leukemia in lymphoid blast phase (CML-LBP)	#5069
	Olverembatinib combined with blinatumomab and de-intensified chemotherapy for the treatment of pediatric patients with newly diagnosed Philadelphia chromosome-positive acute lymphoblastic leukemia (Ph+ ALL)	#3303

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Drug Candidates	Abstract Title	Abstract #
Olverembatinib HQP1351 + Lisaftoclax APG-2575	Olverembatinib combined with lisaftoclax demonstrates deep remissions and central nervous system (CNS) penetration in pediatric relapsed/refractory Philadelphia chromosome-positive acute lymphoblastic leukemia (R/ R Ph+ ALL)	#1547
	Safety and efficacy of olverembatinib (HQP1351) and lisaftoclax (APG-2575) combined with azacitidine (AZA) in patients with venetoclax relapsed/refractory acute myeloid leukemia (venetoclax R/R AML)	#3388
APG-5918 + Lisaftoclax APG-2575	APG-5918, an embryonic ectoderm development (EED) inhibitor, exhibits robust antitumor activity and synergizes with BCL-2 inhibitor lisaftoclax (APG-2575) in preclinical diffuse large B-cell lymphoma (DLBCL) models	#1514
Blood Abstract Only
Olverembatinib HQP1351 + Lisaftoclax APG-2575	Olverembatinib (HQP1351) combined with BCL- 2 inhibitor lisaftoclax (APG-2575) exerts synergistic effects in preclinical models of diffuse large B-cell lymphoma (DLBCL)	–
APG-3288	Trial in progress: first-in-human phase 1 study of APG-3288, a novel BTK degrader, in patients with relapsed/refractory (R/R) B-cell malignancies (study APG3288XG101; NCT07424833)	–

The following is an overview of presentations featuring Ascentage Pharma’s drug candidates at ASH 2026:

Oral Presentation

Promising results from first-in-human phase 1 study of APG-5918, an embryonic ectoderm development (EED) inhibitor, for the treatment of patients with relapsed/refractory T-cell lymphoma (R/R TCL)

Publication Number: 513

Session Name: 625. T Cell, NK Cell, or NK/T Cell Lymphomas: Clinical and Epidemiological: Emerging Targeted Therapies in NK/T-Cell Lymphomas and HLH: From Epigenetic Modulation to JAK Signaling

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Presentation Time: Sunday, December 13, 2026 10:00 AM US Central Time – Sunday, December 13, 2026 10:15 AM US Central Time

Monday, December 14, 2026 00:00 AM Beijing Time to Monday, December 14, 2026 00:15 AM Beijing Time

First Author: Qingqing Cai, Sun Yat-sen University Cancer Center, Guangzhou, China

Key Highlights:

●	This is a multicenter, open-label, first-in-human Phase I study evaluating the safety, tolerability and antitumor activity of APG-5918 for the treatment of patients with advanced malignancies in the U.S. and China. This presentation focuses on the results for patients with relapsed/refractory T-cell lymphoma (R/R TCL).

●	As of July 30, 2026, a total of 95 patients with advanced malignancies (67 R/R TCLs) had been enrolled. Patients had received a median of 2 prior systemic therapies.

●	Among 47 efficacy-evaluable patients with R/R TCL, the objective response rate (ORR) was 44.7%, including 2 complete responses (CR) and 19 partial responses (PR). The disease control rate (DCR) was 74.5%. Among 20 efficacy-evaluable patients treated with APG-5918 600 mg QD, the ORR was 65.0%, including CR in 10.0%, with a DCR of 95.0%. In the cutaneous TCL subgroup (n=10), encouraging clinical activity was observed, with 40.0% ORR, including 1 CR, and a DCR of 70.0%. By the time of data submission, median duration of response (DOR) and progression-free survival (PFS) had not been reached, and the lower limit of the 95% confidence interval for PFS was 6.9 months.

●	No dose-limiting toxicities (DLTs) were observed during dose escalation. The predominant Grade ≥3 treatment-related adverse events (TRAEs) were hematologic toxicities.

●	APG-5918 demonstrated encouraging antitumor activity and a manageable safety profile in patients with heavily pretreated R/R TCLs, supporting 600 mg QD as the recommended Phase 2 dose (RP2D) for further clinical evaluation.

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Poster Presentations

Results of third-generation tyrosine kinase inhibitor olverembatinib combined with blinatumomab in patients with advanced Philadelphia chromosome-positive B-cell precursor acute lymphoblastic leukemia (Ph+BCP ALL) and chronic myeloid leukemia in lymphoid blast phase (CML-LBP)

Publication Number: 5069

Session Name: 613. Acute Lymphoblastic Leukemias: Therapies Excluding Allogeneic Transplantation: Poster III

Presentation Time: Monday, December 14, 2026 6:00 PM US Central Time – Monday, December 14, 2026 8:00 PM US Central Time

Tuesday, December 15, 2026 8:00 AM Beijing Time to Tuesday, December 15, 2026 10:00 AM Beijing Time

First Author: Elias Jabbour, The University of Texas MD Anderson Cancer Center

Key Highlights:

●	This study evaluated olverembatinib combined with blinatumomab in patients with relapsed/ refractory Ph+ BCP ALL or CML-LBP.

●	A total of 17 patients were treated, including 16 with Ph+ BCP ALL and 1 with CML-LBP. The median age was 47 years; 23.5% of patients had the BCR::ABL1 T315I mutation; and 58.8% of patients had prior blinatumomab exposure.

●	Among evaluable patients, major molecular response (MMR) was achieved in 80.0% (12/15), and molecular response 4.0 (MR4.0) in 60.0% (9/15). CR was achieved in 84.6% (11/13) and MRD negativity was observed in 83.3% (10/12) of evaluable patients. Responses were rapid (the median time to reach MR4.0 or better, CR, and MRD negativity was approximately 41 days each) and durable (no documented loss of CR during the follow-up period).

●	Grade ≥3 treatment-emergent adverse events (TEAEs) were reported in 76.5% (13/17) of patients, predominantly neutropenia (23.5%). The safety profile was manageable.

●	This chemotherapy-free regimen demonstrated high rates of CR, MRD negativity, and rapid deep molecular response in patients with Ph+ BCP ALL and CML-LBP, supporting further clinical development.

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Olverembatinib combined with lisaftoclax demonstrates deep remissions and central nervous system (CNS) penetration in pediatric relapsed/refractory Philadelphia chromosome-positive acute lymphoblastic leukemia (R/R Ph+ ALL)

Publication Number: 1547

Session Name: 613. Acute Lymphoblastic Leukemias: Therapies Excluding Allogeneic Transplantation: Poster I

Presentation Time: Saturday, December 12, 2026 5:30 PM US Central Time – Saturday, December 12, 2026 7:30 PM US Central Time

Sunday, December 13, 2026 7:30 AM Beijing Time to Sunday, December 13, 2026 9:30 AM Beijing Time

First Author: Jingliao Zhang, Institute of Hematology & Blood Diseases Hospital, Chinese Academy of Medical Sciences

Key Highlights:

●	This multicenter, open-label Phase Ib study evaluates olverembatinib in combination with lisaftoclax in pediatric patients aged <18 with R/R Ph+ ALL resistant or intolerant to ≥1 TKI.

●	As of July 7, 2026, a total of 18 patients had been treated. The median age was 13.0 years, and 33.3% had ABL1 kinase domain (KD) mutations, including T315I.

●	The overall response rate (ORR) reached 90.0% (9/10) with combination therapy, and all responders achieved CR. The measurable residual disease (MRD)-negative rate was 69.2% (9/13), with efficacy also observed in patients harboring baseline ABL1 KD mutations. Both olverembatinib and lisaftoclax demonstrated blood-brain barrier penetration.

●	The combination therapy demonstrated a manageable safety profile, with no treatment-related deaths.

●	This oral, chemotherapy-free, targeted regimen demonstrated rapid and deep molecular responses, and may offer a novel treatment option for pediatric patients with R/R Ph+ ALL, including those with high-risk ABL1 KD mutations.

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Olverembatinib combined with blinatumomab and de-intensified chemotherapy for the treatment of pediatric patients with newly diagnosed Philadelphia chromosome-positive acute lymphoblastic leukemia (Ph+ ALL)

Publication Number: 3303

Session Name: 613. Acute Lymphoblastic Leukemias: Therapies Excluding Allogeneic Transplantation: Poster II

Presentation Time: Sunday, December 13, 2026 6:00 PM US Central Time – Sunday, December 13, 2026 8:00 PM US Central Time

Monday, December 14, 2026 8:00 AM Beijing Time to Monday, December 14, 2026 10:00 AM Beijing Time

First Author: Jingliao Zhang, Institute of Hematology & Blood Diseases Hospital, Chinese Academy of Medical Sciences

Key Highlights:

●	This study evaluated olverembatinib combined with blinatumomab and de-intensified chemotherapy inpatients aged <18 years with newly diagnosed Ph+ B-cell acute lymphoblastic leukemia (Ph+ B-ALL).

●	As of July 21, 2026, a total of 40 patients had been enrolled, with a median age of 9 years.

●	Among evaluable patients, the complete remission rate (CR/CRh/CRi) was 100% at D19, D48, and D90. At D48 and D90, MRD negativity was assessed using different methods, MFC-MRD negativity rates were 100% (34/34) and 100% (15/15) respectively. According to qPCR, MRD-negative rates were 64.29% (18/28) and 70.59% (12/17), respectively; and by IgH NGS, MRD negative rates (sensitivity: 10⁻⁶) were 45.5% (10/22) and 66.7% (8/12) respectively.

●	The safety profile was manageable. Grade ≥3 treatment-emergent adverse events (TEAEs) were predominantly cytopenias. No patient discontinued treatment because of treatment-related adverse events (TRAEs).

●	This combination regimen demonstrated high remission and a favorable safety profile in pediatric patients with newly diagnosed Ph+ ALL.

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Safety and efficacy of olverembatinib (HQP1351) and lisaftoclax (APG-2575) combined with azacitidine (AZA) in patients with venetoclax relapsed/refractory acute myeloid leukemia (venetoclax R/R AML)

Publication Number: 3388

Session Name: 616. Acute Myeloid Leukemias: Investigational Drug and Cellular Therapies: Poster II

Presentation Time: Sunday, December 13, 2026 6:00 PM US Central Time – Sunday, December 13, 2026 8:00 PM US Central Time

Monday, December 14, 2026 8:00 AM Beijing Time to Monday, December 14, 2026 10:00 AM Beijing Time

First Author: Xudong Wei, Henan Cancer Hospital, The Affiliated Cancer Hospital of Zhengzhou University

Key Highlights:

●	This Phase Ib study evaluates olverembatinib combined with lisaftoclax and either azacitidine (AZA) or homoharringtonine (HHT) in patients with venetoclax or other BCL-2i treatment failed R/R AML.

●	As of July 23, 2026, a total of 33 patients had been enrolled, with a median age of 67 years and a median of 8 prior treatment cycles.

●	Among 20 evaluable patients treated with olverembatinib, lisaftoclax and AZA, the overall response rate (ORR; CR+ CRi, 15%; morphologic leukemia-free state [MLFS], 10%; PR, 5%) was 30% (95% CI, 11.9%-54.3%). Among 6 patients treated with olverembatinib, lisaftoclax, and HHT, the ORR was 33.3%, including 1 patient achieving CR and 1 achieving MLFS. Notably, the CR + CRi rate was 40% in patients with AML that had relapsed after first-line BCL-2i + AZA or HHT, whereas patients following multiple lines of therapy showed a substantially lower response rate. Median overall survival (OS) was 4.73 months in the AZA cohort and 5.32 months in the HHT cohort.

●	Grade ≥3 treatment-emergent adverse events (TEAEs) occurred in 84.8% of patients, primarily involving hematologic toxicities. No tumor lysis syndrome (TLS) was reported.

●	These findings support further clinical development of olverembatinib in combination with lisaftoclax, suggesting a potential new treatment approach for heavily pretreated patients with venetoclax or other BCL-2 inhibitor treatment failed AML.

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APG-5918, an embryonic ectoderm development (EED) inhibitor, exhibits robust antitumor activity and synergizes with BCL-2 inhibitor lisaftoclax (APG-2575) in preclinical diffuse large B-cell lymphoma (DLBCL) models

Publication Number: 1514

Session Name: 605. Molecular Pharmacology and Drug Resistance: Lymphoid Neoplasms: Poster I

Presentation Time: Saturday, December 12, 2026 5:30 PM US Central Time – Saturday, December 12, 2026 7:30 PM US Central Time

Sunday, December 13, 2026 7:30 AM Beijing Time to Sunday, December 13, 2026 9:30 AM Beijing Time

First Author: Yan Yin, Ascentage Pharma

Key Highlights:

●	This study aimed to evaluate the antitumor activity of APG-5918, an EED inhibitor, as monotherapy and in combination with the BCL-2 inhibitor lisaftoclax (APG-2575) in preclinical DLBCL models.

●	PRC2-mediated epigenetic dysregulation and BCL-2-mediated antiapoptotic signaling both contribute to DLBCL pathogenesis, providing a rationale for dual targeting of EED and BCL-2 as a potentially synergistic antitumor strategy.

●	APG-5918 demonstrated potent antiproliferative activity, with nanomolar IC₅₀ values, in multiple EZH2-mutant DLBCL cell lines and robust single-agent antitumor activity in multiple DLBCL xenograft models. In combination with lisaftoclax, APG-5918 exhibited synergistic antitumor activity in both in vitro and in vivo DLBCL models.

●	These preclinical findings provide a scientific rationale for further exploring the clinical potential of APG-5918 as monotherapy and in combination with lisaftoclax for the treatment of EZH2-mutant DLBCL.

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Detailed data from the relevant studies will be presented during the meeting.

Cautionary Statement required by Rule 18A.05 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited: We cannot guarantee that we will be able to obtain further approval for, or ultimately market APG-5918 and APG-3288 successfully.

By order of the Board
Ascentage Pharma Group International Dr. Yang Dajun
Chairman and Executive Director

Suzhou, People’s Republic of China, November 5, 2026

As at the date of this announcement, the Board comprises Dr. Yang Dajun as Chairman and executive Director, Dr. Wang Shaomeng and Dr. Lu Simon DazhongNote1 as non-executive Directors, and Mr. Ye Changqing, Mr. Ren Wei, Dr. David SidranskyNote2, Ms. Marina S. Bozilenko, Dr. Debra Yu and Dr. Marc E. Lippman, MD as independent non-executive Directors.

Notes:

1.	Dr. Lu Simon Dazhong satisfy the independence requirements of the U.S. Securities and Exchange Commission and Nasdaq corporate governance requirements.

2.	Dr. David Sidransky is the Lead Independent Non-Executive Director of the Company.

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